PSQ Holdings, Inc.

250S. Australian Avenue, Suite 1300

West Palm Beach, Florida 33401

October 11, 2023

VIA EDGAR

Jennie Beysolow

Lilyanna Peyser

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Jennie Beysolow Lilyanna Peyser

Re:	PSQ Holdings, Inc. Registration Statement on Form S-1 Filed August 9, 2023 File No. 333-273830

Dear Ms. Beysolow and Ms. Peyser:

PSQ Holdings, Inc. (the “Registrant”) hereby requests, pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-captioned Registration Statement, as amended, to 4:00 p.m., Washington, D.C. time, on October 12, 2023 or as soon as practicable thereafter, unless the Registrant notifies you otherwise prior to such time.

Very truly yours,

PSQ HOLDINGS, INC.

By:	/s/ Michael Seifert
Michael Seifert
Chief Executive Officer

Cc: Stephen Moran, General Counsel and Secretary

       Jonathan Talcott, Nelson Mullins Riley & Scarborough LLP

[Signature Page to Company Acceleration Request]